UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

16 April 2015

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X..... Form 40-F ...........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

Interim management statement for the nine months ended 31 March 2015

In the nine months ended 31 March 2015, net sales declined 0.3% on an organic basis and were down 0.7% in the quarter, with volume down 1.7% in the nine month period and 0.8% in the quarter.

In the nine month period reported net sales grew 4.6%. Acquisitions, principally United Spirits Limited, contributed £700 million partially offset by an adverse impact of currency movements of £298 million and a reduction of £28 million due to disposals.

Following developments in Venezuela, including changes to the currency exchange mechanism, the group has translated its Venezuelan operations results for the quarter and for the nine months ended 31 March 2015 at a rate of $1 = VEF 192.95 (£1 = VEF 285.57). The organic growth rates for the first half shown in the table below reflect this exchange rate.

Organic net sales growth by region:

	Nine months ended 31 March 2015%	Three months ended 31 March 2015%	Six months ended 31 December 2014%
North America	0.2	0.9	(0.1)
Europe	(0.5)	(1.3)	(0.3)
Africa	6.2	8.2	5.4
Latin America and Caribbean	(3.3)	(10.2)	(1.0)
Asia Pacific	(5.5)	(6.0)	(5.4)
Diageo	(0.3)	(0.7)	(0.2)

Commentary on the quarter ended 31 March 2015:

The success of Crown Royal Regal Apple was the biggest driver of increased shipments in US Spirits & Wines and therefore of the improved performance in the quarter in North America. Smirnoff Red’s performance continues to improve although it was offset by the weakness of Captain Morgan. In the quarter, DGUSA’s shipments were weaker than in the first half due to phasing of shipments. Depletion trends have continued to improve during the quarter across both US spirits and DGUSA.

In Europe, following a broadly flat performance in the first half, the performance in the quarter saw a high single digit net sales decline in Great Britain reflecting the comparison against last year when a buy up ahead of an expected duty increase brought forward sales into the third quarter.

Africa, as expected delivered a stronger performance in the quarter. In Africa Regional Markets and East Africa, net sales continued to grow double digit. Improved performance in the quarter in Nigeria, with the success of Orijin and a steady improvement in Guinness’ performance, delivered double digit growth. In South Africa in the quarter, net sales of spirits grew 4% despite the weak economy; however total net sales were down as a result of the transfer of production of Smirnoff Ice Double Black & Guarana to Diageo’s DHN joint venture.

In Latin America and Caribbean, while there was a good performance in most domestic markets, currency volatility continues to negatively impact consumer demand and the inventory levels held by customers in some channels. The quarter was also specifically impacted by phasing issues which will benefit performance in the fourth quarter.

Asia Pacific performance in the quarter was broadly in line with the first half as net sales in South East Asia continued to be impacted by the decision to reduce inventory levels held by distributors. In addition, regulatory changes to the sale of beer in the off trade are to be introduced in Indonesia and this impacted performance in the quarter. In the Middle East, political tensions and Diageo’s decision to hold prices resulted in a decline in net sales in the quarter. In mainland China, net sales grew 13%, driven by the recovery of Diageo’s baijiu business.

At 31 March 2015, net assets were £8,691 million (£8,696 million at 31 December 2014). Net borrowings decreased £404 million from £10,668 million at 31 December 2014 to £10,264 million at 31 March 2015, primarily as a result of £265 million net cash proceeds received from sale of Bushmills less the acquisition cost of  the 50% equity interest in Don Julio that Diageo did not already own. The group completed this transaction on 27 February 2015 and the exceptional gain before tax arising on the transaction is expected to be around £200 million.

Using current exchange rates (£1= $1.47; £1= €1.38; $1= VEF 193.85) the exchange rate movements for the year ending 30 June 2015 are estimated to adversely impact net sales and operating profit by £240 million and £110 million respectively, and increase net finance charges by £10 million excluding the impact of IAS 21 and IAS 39. As a result of Diageo’s adoption of the Simadi exchange rate to translate the results of the group’s Venezuelan business, a hyperinflation charge of approximately £20 million is estimated for the year ending 30 June 2015.

Ivan Menezes, Chief Executive of Diageo commented:

“Our performance in the quarter reflects continued tough conditions in the emerging markets and subdued consumer demand in some developed markets. However it also reflects the actions we have taken to ensure we are building a stronger business. Of key importance is that depletions continue to outpace shipments as we embed our sell out culture. In addition, our decision to destock some wholesale channels in South East Asia and West LAC will improve our ability to track consumer and customer trends and reduce future volatility.

Our route to consumer focus, momentum in reserve and successful innovations have each contributed to building a stronger business although lower inflation and weak economies will lead to subdued net sales growth in the current year despite these improvements.

Consumers in North America remain the most resilient and while lower gas prices and a more favourable macro outlook have not led to a significant shift, growth in the spirits category is improving and our depletion performance continues to build momentum, although I do not expect to see shipments improve until we have lapped last year.

We will continue to strengthen Diageo. We are investing in our brands, enhancing our route to consumer, introducing great innovations such as Crown Royal Regal Apple and Orijin, winning in reserve and focusing on cost and cash. We can realise Diageo’s full potential and deliver our performance ambition.”

Note:

Organic net sales growth in the six months ended 31 December 2014

	At $1 = VEF 192.95 (£1 = VEF 285.57)			As previously reported at $1 = VEF 49.99 (£1 = VEF 77.98)
	Q1%	Q2%	H1%	Q1%	Q2%	H1%
Diageo	(1.7)	0.8	(0.2)	(1.5)	0.7	(0.1)
Latin America and Caribbean	(4.0)	0.5	(1.0)	(1.4)	(0.2)	(0.6)

For further information

Media relations:	Rowan Pearman +44 (0)208 978 4751
Kirsty King +44 (0)208 978 6855
Victoria Ward +44 (0)208 978 4353
global.press.office@diageo.com

Investor relations:	Colette Wright +44 (0) 208 978 1380
Pier Falcione +44 (0) 208 978 4838
Angela Ryker Gallagher +44 (0) 208 978 4911
James Crampton +44 (0)208 978 4613
investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories.  These brands include Johnnie Walker, Crown Royal, JεB, Buchanan’s, and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world.  The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).  For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com.  Visit Diageo’s global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This document contains ‘forward-looking’ statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. These factors include, but are not limited to:

•	changes in political or economic conditions in countries and markets in which Diageo operates, including changes in levels of consumer spending, failure of customer, supplier and financial counterparties or imposition of import, investment or currency restrictions;

•	changes in consumer preferences and tastes, demographic trends or perceptions about health related issues, or contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo’s brands;

•	developments in any litigation or other similar proceedings (including with tax, customs and other regulatory authorities) directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo’s profitability or reputation;

•	the effects of climate change and regulations and other measures to address climate change including any resulting impact on the cost and supply of water;

•	changes in the cost or supply of raw materials, labour and/or energy;

•	legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption or advertising; changes in tax law, rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;

•	the costs associated with monitoring and maintaining compliance with anti-corruption and other laws and regulations, and the costs associated with investigating alleged breaches of internal policies, laws or regulations, whether initiated internally or by external regulators, and any penalties or fines imposed as a result of any breaches;

•	ability to maintain Diageo’s brand image and corporate reputation, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo’s reputation and the likelihood that consumers choose products offered by Diageo’s competitors;

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of Diageo’s strategic focus on premium drinks, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•	Diageo’s ability to complete existing or future business combinations, restructuring programmes, acquisitions and disposals;

•	contamination, counterfeiting or other events that could adversely affect the perception of Diageo’s brands;

•	increased costs or shortages of talent;

•	disruption to production facilities or business service centres, and systems change programmes, existing or future, and the ability to derive expected benefits from such programmes;

•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations and changes in the cost of capital, which may reduce or eliminate Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results and movements to the value of Diageo’s pension funds;

•	renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms when they expire;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the ‘Risk factors’ included in Diageo’s annual report for the year ended 30 June 2014. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2015.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document includes information about Diageo’s target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 16 April 2015	By:	/s/ J Fahey
Name: J Fahey
Title: Senior Company Secretarial Assistant